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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. 13)


                        PRICE COMMUNICATIONS CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    741437305
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                                 (CUSIP Number)


                                PETER G. SAMUELS
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3335
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 18, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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                                       13D

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CUSIP NO. 741437305                                      PAGE 2 OF 5 PAGES
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         NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                  Robert Price
                                   ###-##-####

   1
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                   (b) |_|
   2
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         SEC USE ONLY

   3
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         SOURCE OF FUNDS                                           N/A

   4
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                   |_|
   5
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         CITIZENSHIP OR PLACE OF ORGANIZATION                      United States

   6
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                                    SOLE VOTING POWER

                               7
                               -------------------------------------------------
             NUMBER OF              SHARED VOTING POWER            11,077,298
              SHARES
           BENEFICIALLY        8
             OWNED BY          -------------------------------------------------
               EACH                 SOLE DISPOSITIVE POWER
             REPORTING
            PERSON WITH        9
                               -------------------------------------------------
                                   SHARED DISPOSITIVE POWER        10,921,665

                               10
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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY                    10,921,665
         EACH REPORTING PERSON
   11
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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
         EXCLUDES CERTAIN SHARES
   12
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        19.9%

   13
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         TYPE OF REPORTING PERSON                                  IN

   14
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         This Amendment No.13 amends and supplements the Schedule 13D, as amended, filed by Robert Price relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Price Communications Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses to Item 5(a) and (b) are hereby amended by deleting the entire text thereof and inserting the following in lieu thereof:

         (a) Aggregate Number or Percentage of Shares of Common Stock Outstanding Beneficially Owned by the Reporting Person

                  Mr. Price may be deemed for purposes of Rule 13d-3 promulgated under the Securities Act of 1934, as amended (the "1934 Act") to beneficially own 10,921,665 shares of Common Stock or approximately 19.9% of the 54,882,737 shares of Common Stock outstanding as of November 5, 2001, which includes (i) 6,203,100 shares of Common Stock that Mr. Price, as a result of the Voting Agreement described in Item 6, has the shared power to direct the vote and disposition of and (ii) 4,718,565 shares of Common Stock that Mr. Price, as a result of the Guardian Voting Agreements described in Item 6, has the shared power to direct the vote and disposition of. Mr. Price disclaims beneficial ownership of 2,531,435 shares of Common Stock that are covered by, but not necessarily voted pursuant to, the Guardian Voting Agreements described in Item 6.

         (b)      Number of Shares and Power to Vote

                  As a result of the Guardian Voting Agreements and the New Verizon Voting Agreement described in Item 6, Mr. Price may be deemed to have the shared power to vote and to dispose of 10,921,665 shares of Common Stock. Mr. Price disclaims beneficial ownership of 2,531,435 shares of Common Stock that are covered by, but not necessarily voted pursuant to, the Guardian Voting Agreements as described in Item 6.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response to Item 6 is hereby amended by inserting the following:

         In order to induce Cellco Partnership, a Delaware general partnership ("Cellco"), and Verizon Wireless of the East LP, a Delaware limited partnership ("New LP"), to enter into the Transaction Agreement dated as of December 18, 2001 (the "New Transaction Agreement") with the Company, Price Communications Cellular Inc., a Delaware corporation, Price Communications Cellular Holdings, Inc., a Delaware corporation, and Price Communications Wireless, Inc., a Delaware corporation, Price entered into an Amended and Restated Voting Agreement dated as of December 18, 2001 (the "New Verizon Voting Agreement") with Cellco, New LP, Verizon and Kim Pressman ("Pressman", and together with Price, the "Price Stockholders"), which agreement amended and restated in its entirety the Voting Agreement which was previously filed as Exhibit 1 to Amendment No. 11 to the Schedule 13D. Pursuant to the terms of the New Verizon Voting Agreement, the Price Stockholders agreed to vote all of their shares of Common Stock to approve and adopt the New Transaction Agreement and all transactions contemplated

                                       3
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by the New Transaction Agreement at any meeting of the stockholders of the
Company, and at any adjournment thereof, at which the New Transaction Agreement and the transactions contemplated by the New Transaction Agreement, are submitted for the consideration and vote of the stockholders of the Company. The New Verizon Voting Agreement has previously been filed on January 4, 2002 as
Exhibit 10.7 to the Form 8-K of the Company and is incorporated herein by reference.

         The Voting Agreement dated as of March 30, 2001 between Verizon, Lucy Price and Kyle Price, by the Price Guardian Stockholder, and Alexandra Farbman and Leo Farbman, by the Farbman Guardian Stockholder, has terminated in accordance with its terms.

                                       4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 January 8, 2002


                                 /s/ Robert Price
                                 -----------------------------------
                                 Robert Price









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